February 14, 2020

Max Khan
President and Chief Executive Officer
LifeQuest World Corp.
100 Challenger Road, 8th Floor
Ridgefield Park, NJ 07660

       Re: LifeQuest World Corp.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed February 5, 2020
           File No. 024-11073

Dear Mr. Khan:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Offering Circular Summary, page 10

1. Disclosure in this section indicates that you intend to use the proceeds from this offering, in part, to fund acquisitions and retire debt. However, this information does not appear in the Use of Proceeds section. Please reconcile.
Risk Factors, page 13

2. We note your disclosure elsewhere in the offering statement that each of Max Khan, your
      President, CEO, Secretary, Treasurer and Director, and Enes Kutluca, your COO and
      Director, is entitled to an option to purchase 10% of the fully diluted shares of the company at market value and an option to purchase another 5% of the fully diluted shares
 Max Khan
LifeQuest World Corp.
February 14, 2020
Page 2
      each quarter at market value. We further note that Mr. Kutluca currently owns 28.15% of your shares. Please revise to include a risk factor to disclose management's potential ownership of a majority of your shares as a result of these options. In doing so, please also discuss the risk that their interests may differ from other shareholders.
      You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Attorney-Advisor, at (202) 551-6548 or Lauren Nguyen, Legal Branch Chief, at (202)
551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameMax Khan
                                                         Division of
Corporation Finance
Comapany NameLifeQuest World Corp.
                                                         Office of Energy &
Transportation
February 14, 2020 Page 2
cc:       Scott Doney, Esq.
FirstName LastName